Exhibit 99.1

Li Auto Inc. Announces Unaudited Third Quarter 2021 Financial Results

Quarterly total revenues reached RMB7.78 billion (US$1.21 billion)1

Quarterly deliveries reached 25,116 vehicles

Quarterly gross margin reached 23.3%

BEIJING, China, November 29, 2021 — Li Auto Inc. ("Li Auto" or the "Company") (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the quarter ended September 30, 2021.

Operating Highlights for the Third Quarter of 2021

•	Deliveries of Li ONEs were 25,116 vehicles in the third quarter of 2021, representing a 190.0% year-over-year increase.

	2021 Q3	2021 Q2	2021 Q1	2020 Q4
Deliveries	25,116	17,575	12,579	14,464

	2020 Q3	2020 Q2	2020 Q1	2019 Q4
Deliveries	8,660	6,604	2,896	973

•	As of September 30, 2021, the Company had 153 retail stores covering 85 cities and 223 servicing centers and Li Auto-authorized body and paint shops operating in 165 cities.

Financial Highlights for the Third Quarter of 2021

•	Vehicle sales were RMB7.39 billion (US$1.15 billion) in the third quarter of 2021, representing an increase of 199.7% from RMB2.46 billion in the third quarter of 2020 and an increase of 50.6% from RMB4.90 billion in the second quarter of 2021.

•	Vehicle margin[2] was 21.1% in the third quarter of 2021, compared with 19.8% in the third quarter of 2020 and 18.7% in the second quarter of 2021.

•	Total revenues were RMB7.78 billion (US$1.21 billion) in the third quarter of 2021, representing an increase of 209.7% from RMB2.51 billion in the third quarter of 2020 and an increase of 54.3% from RMB5.04 billion in the second quarter of 2021.

•	Gross profit was RMB1.81 billion (US$281.2 million) in the third quarter of 2021, representing an increase of 264.8% from RMB496.8 million in the third quarter of 2020 and an increase of 90.2% from RMB952.8 million in the second quarter of 2021.

•	Gross margin was 23.3% in the third quarter of 2021, compared with 19.8% in the third quarter of 2020 and 18.9% in the second quarter of 2021.

1 All translations from Renminbi(“RMB”) to U.S. dollar(“US$”) are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

•	Loss from operations was RMB97.8 million (US$15.2 million) in the third quarter of 2021, representing a decrease of 45.7% from RMB180.0 million in the third quarter of 2020 and a decrease of 81.8% from RMB535.9 million in the second quarter of 2021. Non-GAAP income from operations[3] was RMB259.4 million (US$40.3 million) in the third quarter of 2021, compared with RMB45.0 million Non-GAAP loss from operations[3] in the third quarter of 2020 and RMB365.5 million Non-GAAP loss from operations in the second quarter of 2021.

•	Net loss was RMB21.5 million (US$3.3 million) in the third quarter of 2021, representing a decrease of 79.9% from RMB106.9 million in the third quarter of 2020 and a decrease of 90.9% from RMB235.5 million in the second quarter of 2021. Non-GAAP net income[3] was RMB335.7 million (US$52.1 million) in the third quarter of 2021, compared with RMB16.0 million Non-GAAP net income in the third quarter of 2020 and RMB65.1 million Non-GAAP net loss3 in the second quarter of 2021.

•	Operating cash flow was RMB2.17 billion (US$336.7 million) in the third quarter of 2021, representing an increase of 133.3% from RMB929.8 million in the third quarter of 2020 and an increase of 54.1% from RMB1.41 billion in the second quarter of 2021.

•	Free cash flow[4] was RMB1.16 billion (US$180.8 million) in the third quarter of 2021, representing an increase of 55.4% from RMB749.9 million in the third quarter of 2020 and an increase of 18.6% from RMB982.1 million in the second quarter of 2021.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	September 30, 2020	June 30, 2021	September 30, 2021	YoY	QoQ
	RMB	RMB	RMB
Vehicle sales	2,464.7	4,903.3	7,385.8	199.7%	50.6%
Vehicle margin	19.8%	18.7%	21.1%	1.3%	2.4%

Total revenues	2,510.8	5,039.0	7,775.2	209.7%	54.3%
Gross profit	496.8	952.8	1,812.0	264.8%	90.2%
Gross margin	19.8%	18.9%	23.3%	3.5%	4.4%

Loss from operations	(180.0)	(535.9)	(97.8)	(45.7)%	(81.8)%
Non-GAAP (loss)/income from operations	(45.0)	(365.5)	259.4	N/A	N/A

Net loss	(106.9)	(235.5)	(21.5)	(79.9)%	(90.9)%
Non-GAAP net income/(loss)	16.0	(65.1)	335.7	1,998.1%	N/A

Operating cash flow	929.8	1,407.6	2,169.5	133.3%	54.1%
Free cash flow	749.9	982.1	1,165.0	55.4%	18.6%

3 The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

Recent Developments

Deliveries Update

•	In October 2021, the Company delivered 7,649 Li ONEs, representing a 107.2% increase from October 2020. As of October 31, 2021, the Company had 162 retail stores covering 86 cities, in addition to 223 servicing centers and Li Auto-authorized body and paint shops operating in 165 cities.

Extraordinary General Meeting

•	On November 16, 2021, the Company held an extraordinary general meeting (the "EGM") of shareholders together with the respective class meetings of holders of Class A ordinary shares and Class B ordinary shares (the "Class Meetings") in Beijing, China. Following the EGM and the Class Meetings, the Fifth Amended and Restated Memorandum of Association and Articles of Association was adopted by special resolution, and general unconditional mandates were granted to the directors of the Company by ordinary resolution to issue and repurchase shares.

Updates on Manufacturing Facilities

•	Beijing Manufacturing Base

In October 2021, the Company officially commenced construction of its Beijing manufacturing base which is scheduled to be operational in 2023. It will serve as an important manufacturing base for Li Auto’s premium BEVs, allowing the Company to meet rising market demand with a more diversified product lineup.

Aligned with the Company’s ESG goals, the Beijing manufacturing base will be built on and leverage the existing site’s infrastructure to achieve high reutilization. It will also adopt leading environmentally friendly production processes in addition to being highly automated, intelligent, and flexible.

•	Changzhou Manufacturing Base

In November 2021, the Company acquired from Changzhou Wunan New Energy Vehicle Investment Co., Ltd. 100% of the equity interest in Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Chehejin”), which owns the land use rights and plants that previously had been leased to the Company for the current Changzhou manufacturing base. This transaction strengthens the Company’s control of the Changzhou manufacturing base.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, "Amidst the industry-wide chip supply shortage, we delivered 25,116 vehicles during the third quarter, growing 190.0% year over year and recording a new quarterly high, highlighting once again the compelling appeal of our 2021 Li ONE to family users. To mitigate on-going supply chain risks, we will continue to find solutions together with our supply chain partners. In light of our strong order intake and users’ rising acceptance of smart electric vehicles, we remain as enthusiastic as ever about our growth prospects. With the tremendous opportunities that lay ahead, we are committed to deploying more R&D capital to drive parallel development in EREVs and BEVs and advancements in smart cockpit and ADAS technologies. Meanwhile, we will further increase our production capacity through the addition of the Beijing manufacturing base, and consistently expand our sales and servicing network to prepare our business growth."

"On the heels of the successful 2021 Li ONE launch in May, we delivered strong results in the third quarter, achieving revenue growth of 209.7% year over year, a robust vehicle margin of 21.1%, and operating cash flow at a historical high of RMB2.17 billion. Our gross margin reached 23.3%, further boosted by sales of regulatory credits in the quarter," added Mr. Tie Li, Li Auto’s chief financial officer. "We are also excited to raise over HK$13 billion net proceeds through our dual primary listing, including the issue of over-allotment shares, further strengthening our capital base for future growth. We will build upon our recent success to further expand our business, and remain focused on R&D to make progress in electrification, smart cockpit, and ADAS technologies simultaneously."

Financial Results for the Third Quarter of 2021

Revenues

•	Total revenues were RMB7.78 billion (US$1.21 billion) in the third quarter of 2021, representing an increase of 209.7% from RMB2.51 billion in the third quarter of 2020 and an increase of 54.3% from RMB5.04 billion in the second quarter of 2021.

•	Vehicle sales were RMB7.39 billion (US$1.15 billion) in the third quarter of 2021, representing an increase of 199.7% from RMB2.46 billion in the third quarter of 2020 and an increase of 50.6% from RMB4.90 billion in the second quarter of 2021. The increase in revenue from vehicle sales over the third quarter of 2020 and the second quarter of 2021 was mainly attributable to the increase of vehicle delivery in the third quarter of 2021.

•	Other sales and services were RMB389.4 million (US$60.4 million) in the third quarter of 2021, representing an increase of 745.1% from RMB46.1 million in the third quarter of 2020 and an increase of 187.0% from RMB135.7 million in the second quarter of 2021. The increase in revenue from other sales and services over the third quarter of 2020 and the second quarter of 2021 was mainly attributable to sales of automotive regulatory credits as well as increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB5.96 billion (US$925.5 million) in the third quarter of 2021, representing an increase of 196.1% from RMB2.01 billion in the third quarter of 2020 and an increase of 45.9% from RMB4.09 billion in the second quarter of 2021. The increase in cost of sales over the third quarter of 2020 and the second quarter of 2021 was in line with revenue growth, which was mainly driven by the increase in vehicle delivery in third quarter of 2021.

•	Gross profit was RMB1.81 billion (US$281.2 million) in the third quarter of 2021, representing an increase of 264.8% from RMB 496.8 million in the third quarter of 2020 and an increase of 90.2% from RMB952.8 million in the second quarter of 2021.

•	Vehicle margin was 21.1% in the third quarter of 2021, compared with 19.8% in the third quarter of 2020 and 18.7% in the second quarter of 2021. The increase in vehicle margin over the third quarter of 2020 and the second quarter of 2021 was primarily driven by higher average selling price attributable to increasing deliveries of 2021 Li ONE in the third quarter of 2021.

•	Gross margin was 23.3% in the third quarter of 2021, compared with 19.8% in the third quarter of 2020 and 18.9% in the second quarter of 2021, mainly driven by the increase in vehicle margin.

Operating Expenses

•	Operating expenses were RMB1.91 billion (US$296.4 million) in the third quarter of 2021, representing an increase of 182.2% from RMB676.7 million in the third quarter of 2020 and an increase of 28.3% from RMB1.49 billion in the second quarter of 2021.

•	Research and development expenses were RMB888.5 million (US$137.9 million) in the third quarter of 2021, representing an increase of 165.6% from RMB334.5 million in the third quarter of 2020 and an increase of 36.0% from RMB653.4 million in the second quarter of 2021. The increase in research and development expenses over the third quarter of 2020 and the second quarter of 2021 was primarily attributable to increased employee compensation as a result of growing research and development staff as well as increased costs associated with new products developments.

•	Selling, general and administrative expenses were RMB1.02 billion (US$158.5 million) in the third quarter of 2021, representing an increase of 198.5% from RMB342.2 million in the third quarter of 2020 and an increase of 22.3% from RMB835.3 million in the second quarter of 2021. The increase in selling, general and administrative expenses over the third quarter of 2020 was primarily driven by increased marketing and promotional activities, as well as increased employee compensation and rental expenses associated with the expansion of the Company’s distribution network. The increase in selling, general and administrative expenses over the second quarter of 2021 was primarily driven by increased employee compensation and rental expenses associated with the expansion of the Company’s distribution network.

Income/Loss from Operations

•	Loss from operations was RMB97.8 million (US$15.2 million) in the third quarter of 2021, representing a decrease of 45.7% from RMB180.0 million in the third quarter of 2020 and a decrease of 81.8% from RMB535.9 million in the second quarter of 2021. Non-GAAP income from operations was RMB259.4 million (US$40.3 million) in the third quarter of 2021, compared with RMB45.0 million Non-GAAP loss from operations in the third quarter of 2020 and RMB365.5 million Non-GAAP loss from operations in the second quarter of 2021.

Net Income/Loss and Earnings/Loss Per Share

•	Net loss was RMB21.5 million (US$3.3 million) in the third quarter of 2021, representing a decrease of 79.9% from RMB106.9 million in the third quarter of 2020 and a decrease of 90.9% from RMB235.5 million in the second quarter of 2021. Non-GAAP net income was RMB335.7 million (US$52.1 million) in the third quarter of 2021, compared with RMB16.0 million Non-GAAP net income in the third quarter of 2020 and RMB65.1 million Non-GAAP net loss in the second quarter of 2021.

•	Basic and diluted loss per ADS[6] attributable to ordinary shareholders were both RMB0.02 (US$0.00) in the third quarter of 2021. Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders[3] were RMB0.36 (US$0.06) and RMB0.34 (US$0.05), respectively in the third quarter of 2021.

Cash Position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB48.83 billion (US$7.58 billion) as of September 30, 2021.

•	Operating cash flow was RMB2.17 billion (US$336.7 million) in the third quarter of 2021, representing an increase of 133.3% from RMB929.8 million in the third quarter of 2020 and an increase of 54.1% from RMB1.41 billion in the second quarter of 2021.

•	Free cash flow was RMB1.16 billion (US$180.8 million) in the third quarter of 2021, representing an increase of 55.4% from RMB749.9 million in the third quarter of 2020 and an increase of 18.6% from RMB982.1 million in the second quarter of 2021.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the fourth quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 30,000 and 32,000 vehicles, representing an increase of 107.4% to 121.2% from the fourth quarter of 2020.

•	Total revenues to be between RMB8.82 billion (US$1.37 billion) and RMB9.41 billion (US$1.46 billion), representing an increase of 112.7% to 126.9% from the fourth quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:30 a.m. U.S. Eastern Time on Monday, November 29, 2021 (8:30 p.m. Beijing Time on November 29, 2021) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4527276

A replay of the conference call will be accessible through December 6, 2021, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	4527276

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP income/loss from operations, Non-GAAP net income/loss, Non-GAAP basic and diluted net earnings/loss per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, net and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Loss

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	2,464,724	4,903,295	7,385,785	1,146,256
Other sales and services	46,075	135,657	389,389	60,432
Total revenues	2,510,799	5,038,952	7,775,174	1,206,688
Cost of sales:
Vehicle sales	(1,976,078)	(3,988,609)	(5,830,322)	(904,852)
Other sales and services	(37,970)	(97,563)	(132,890)	(20,624)
Total cost of sales	(2,014,048)	(4,086,172)	(5,963,212)	(925,476)
Gross profit	496,751	952,780	1,811,962	281,212
Operating expenses:
Research and development	(334,527)	(653,438)	(888,460)	(137,887)
Selling, general and administrative	(342,180)	(835,277)	(1,021,299)	(158,503)
Total operating expenses	(676,707)	(1,488,715)	(1,909,759)	(296,390)
Loss from operations	(179,956)	(535,935)	(97,797)	(15,178)
Other (expense)/income:
Interest expense	(12,862)	(19,741)	(19,236)	(2,985)
Interest income and investment income, net	70,269	232,522	150,123	23,299
Changes in fair value of warrants and derivative liabilities	12,008	—	—	—
Others, net	3,612	120,899	67,595	10,491
(Loss)/income before income tax expense	(106,929)	(202,255)	100,685	15,627
Income tax expense	—	(33,234)	(122,195)	(18,964)
Net loss	(106,929)	(235,489)	(21,510)	(3,337)
Accretion on convertible redeemable preferred shares to redemption value	(120,617)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	(93,104)	—	—	—
Net loss attributable to ordinary shareholders	(320,650)	(235,489)	(21,510)	(3,337)
Weighted average number of ADSs
Basic	614,802,583	904,997,063	933,507,739	933,507,739
Diluted	614,802,583	904,997,063	933,507,739	933,507,739
Net loss per ADS attributable to ordinary shareholders
Basic	(0.52)	(0.26)	(0.02)	(0.00)
Diluted	(0.52)	(0.26)	(0.02)	(0.00)
Weighted average number of ordinary shares
Basic	1,229,605,165	1,809,994,125	1,867,015,478	1,867,015,478
Diluted	1,229,605,165	1,809,994,125	1,867,015,478	1,867,015,478
Net loss per share attributable to ordinary shareholders
Basic	(0.26)	(0.13)	(0.01)	(0.00)
Diluted	(0.26)	(0.13)	(0.01)	(0.00)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,938,341	32,073,075	4,977,663
Restricted cash	1,234,178	1,888,116	293,031
Time deposits and short-term investments	19,701,382	14,871,699	2,308,051
Trade receivable	115,549	267,641	41,537
Inventories	1,048,004	1,534,283	238,117
Prepayments and other current assets	353,655	717,316	111,326
Total current assets	31,391,109	51,352,130	7,969,725
Non-current assets:
Long-term investments	162,853	134,526	20,878
Property, plant and equipment, net	2,478,687	3,734,471	579,581
Operating lease right-of-use assets, net	1,277,006	1,904,076	295,508
Intangible assets, net	683,281	706,527	109,651
Deferred tax assets	59,156	1,548	240
Other non-current assets	321,184	1,182,584	183,536
Total non-current assets	4,982,167	7,663,732	1,189,394
Total assets	36,373,276	59,015,862	9,159,119
LIABILITIES AND EQUITY
Current liabilities:
Trade and notes payable	3,160,515	7,043,912	1,093,198
Amounts due to related parties	19,206	6,304	978
Deferred revenue, current	271,510	244,083	37,881
Operating lease liabilities, current	210,531	425,516	66,039
Accruals and other current liabilities	647,459	1,836,895	285,082
Total current liabilities	4,309,221	9,556,710	1,483,178
Non-current liabilities:
Long-term borrowings	511,638	5,988,392	929,384
Deferred revenue, non-current	135,658	311,938	48,412
Operating and finance lease liabilities, non-current	1,392,136	1,741,030	270,204
Deferred tax liabilities	36,309	160,084	24,845
Other non-current liabilities	184,717	510,810	79,276
Total non-current liabilities	2,260,458	8,712,254	1,352,121
Total liabilities	6,569,679	18,268,964	2,835,299
Total shareholders’ equity	29,803,597	40,746,898	6,323,820
Total liabilities and shareholders’ equity	36,373,276	59,015,862	9,159,119

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Net cash provided by operating activities	929,759	1,407,627	2,169,517	336,704
Net cash (used in)/provided by investing activities	(9,883,509)	(1,217,758)	6,962,534	1,080,568
Net cash provided by financing activities	14,885,719	5,533,762	11,010,741	1,708,839
Effect of exchange rate changes	(233,245)	(78,935)	(8,659)	(1,343)
Net change in cash, cash equivalents and restricted cash	5,698,724	5,644,696	20,134,133	3,124,768
Cash, cash equivalents and restricted cash at beginning of period	1,112,102	8,182,362	13,827,058	2,145,926
Cash, cash equivalents and restricted cash at end of period	6,810,826	13,827,058	33,961,191	5,270,694

Net cash provided by operating activities	929,759	1,407,627	2,169,517	336,704
Capital expenditures	(179,880)	(425,488)	(1,004,543)	(155,903)
Free cash flow	749,879	982,139	1,164,974	180,801

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Three Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
Loss from operations	(179,956)	(535,935)	(97,797)	(15,178)
Shared-based compensation expenses	134,933	170,391	357,181	55,433
Non-GAAP (loss)/income from operations	(45,023)	(365,544)	259,384	40,255

Net loss	(106,929)	(235,489)	(21,510)	(3,337)
Shared-based compensation expenses	134,933	170,391	357,181	55,433
Changes in fair value of warrants and derivative liabilities	(12,008)	—	—	—
Non-GAAP net income/(loss)	15,996	(65,098)	335,671	52,096

Net loss attributable to ordinary shareholders	(320,650)	(235,489)	(21,510)	(3,337)
Shared-based compensation expenses	134,933	170,391	357,181	55,433
Changes in fair value of warrants and derivative liabilities	(12,008)	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	120,617	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	93,104	—	—	—
Non-GAAP net income/(loss) attributable to ordinary shareholders	15,996	(65,098)	335,671	52,096

Weighted average number of ADSs (Non-GAAP)
Basic	614,802,583	904,997,063	933,507,739	933,507,739
Diluted	832,252,188	904,997,063	1,000,412,702	1,000,412,702
Non-GAAP net earnings/(loss) per ADS attributable to ordinary shareholders
Basic	0.03	(0.07)	0.36	0.06
Diluted	0.02	(0.07)	0.34	0.05
Weighted average number of ordinary shares (Non-GAAP)
Basic	1,229,605,165	1,809,994,125	1,867,015,478	1,867,015,478
Diluted	1,664,504,376	1,809,994,125	2,000,825,404	2,000,825,404
Non-GAAP net earnings/(loss) per share attributable to ordinary shareholders[7]
Basic	0.01	(0.04)	0.18	0.03
Diluted	0.01	(0.04)	0.17	0.03

7 Non-GAAP basic net earnings/loss per ordinary share attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net earnings/loss per ordinary share attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of convertible redeemable preferred shares and convertible senior notes as determined under the if-converted method, and dilutive effect of share-based awards as determined under the treasury stock method.